Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of OptimizeRx Corporation on Form S-3 (File No. 333-252844) and Form S-8 (File Nos. 333-237630, 333-230212, 333-210653, and 333-189439) of our report dated March 26, 2020, with respect to our audit of the consolidated financial statements of OptimizeRx Corporation as of December 31, 2019 and for the year then ended which report is included in this Annual Report on Form 10-K of OptimizeRx Corporation for the year ended December 31, 2020.

Our report on the consolidated financial statements refers to a change in the Company’s method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2019, using the modified retrospective approach.

/s/ Marcum llp

Marcum llp

New York, NY

March 8, 2021